 NEWMARKET GOLD DISCOVERS NEW ZONES OF
GOLD MINERALIZATION AT THE COSMO GOLD MINE

Vancouver, B.C. – August 22, 2016 – Newmarket Gold Inc. (“Newmarket” or the “Company”)(TSX: NMI) (OTCQX:NMKTF) is pleased to announce positive results from 13,834 metres (m) of diamond drilling, comprising 45 drill holes at the Cosmo Gold Mine (“Cosmo”) located in the Northern Territory, Australia. These results are part of Newmarket’s 2016 growth exploration program and include significant drill intercepts for the Sliver Lode and the newly discovered Redbelly and Taipan Lodes, all of which are adjacent to existing underground mine development. The results for the Sliver Lode strongly support the potential to extend Mineral Resources down-plunge from existing Mineral Reserves. Currently, three underground drill rigs are in operation at Cosmo to advance exploration programs.

Highlights and Key Drill Intercepts at Cosmo Gold Mine

  Continued drilling of the Sliver Lode has returned high-grade intercepts of 8.76 g/t Au over 7.55m (Estimated True Width “ETW” 6.8m) in hole CE64062 and 3.61 g/t Au over 14.4m (ETW 12.4m) in hole CE64073. These and other results strongly support the potential to extend Sliver Mineral Resources down-plunge.
  Discovery of the Redbelly Lode has returned significant drill intercepts including 4.29 g/t Au over 11.8m (ETW 10.0m) in hole CE64064 and 5.18 g/t Au over 8.75m (ETW 6.8m) in hole CE64070. The new Redbelly gold discovery is located only 25m from existing underground infrastructure below the F1 Fault.
  Discovery of the Taipan Lode has returned high-grade gold intercepts including 6.23 g/t Au(1) over 21.45m (ETW 9.0m) in hole CE64083 (including 11.34 g/t Au(1) over 10.15 m (ETW 4.3m), 12.07 g/t Au over 5.2 m (ETW 2.9m) in hole CE64087 (including 101 g/t Au over 0.4 m (ETW 0.2m)), 5.86 g/t Au over 13.15m (ETW 5.9m) in hole CE64078, 10.31 g/t Au over 6.0m (ETW 2.9m) in hole CE64079 and 8.92 g/t Au over 5.8m (ETW 3.3m) in hole CE64086. The Taipan discovery is in close proximity to underground development below the F1 Fault.
  Completion of 200m of underground development (640 Western Drill Drive) in April 2016 to provide platforms for continued underground exploration drilling.
(1)	Visible gold present in drill intercept. All drill results are presented in Table 1

Douglas Forster, President & Chief Executive Officer of Newmarket Gold stated, “Successful exploration programs at the Cosmo Gold Mine have focused on outlining additional mill feed in close proximity to current mine development and infrastructure. Continued positive results reaffirm our emphasis on internal growth opportunities, and supports our decision to increase growth & exploration spending for the year. Cosmo now has drill platforms at the deepest underground levels of the mine to advance the down plunge Mineral Resource potential of the Sliver Lode and also extend gold mineralization on the newly discovered Redbelly and Taipan Lodes. We are confident that these and ongoing drilling campaigns will lead to additional mining fronts in 2017. To accelerate the advancement of these near mine targets, a fourth drill rig will be added in Q3 2016 and new decline mine development has commenced to access the Sliver Lode to the north and the Redbelly Lode.”

Cosmo Drilling Programs

A total of US$2.8 million has been spent on growth programs at the Cosmo Gold Mine, including 13,834m of diamond drilling in 45 drill holes targeting mineralization outside of Cosmo December 31, 2015 Indicated Mineral Resources. Recent exploration drilling was undertaken from the newly completed 640 Western Drill Drive, located at the lowest level in the mine, where 200m of development was completed in April 2016. Currently there are three diamond rigs in operation from this drill drive targeting the Sliver, Redbelly, Taipan and Western Lodes (Figure 1).

Drilling will continue from the 640 Western Drill Drive while mine development and ore drives are established into the northern extensions of the Sliver Lodes. This new development is located in close proximity to both the Taipan and Redbelly gold discoveries, which have the potential to increase the Cosmo Mineral Resource and Reserve base. Drilling on the Sliver Lode and Taipan & Redbelly Lodes, will continue through the second half of 2016 and results will be included in a year-end Mineral Resource and Reserve update for Newmarket Gold.

Sliver Lode

Recent drilling on the Sliver Lode has demonstrated the continuity of mineralization down plunge since the last reported results (September 21, 2015 News Release). Since the previous update, the top southern parts of the Sliver Lode have provided mill feed, with present mining underway above 650RL. Underground development is in progress to provide access to the Sliver Lode further North (Figures 1 & 2). The Sliver Lode has since been identified to consist of two sub-parallel folds which have been termed the Whip and the Mulga Folds (Figures 3 & 4).

Gold mineralization of the Sliver Lode occurs above the major north-dipping F1 Fault and is of a similar style, yet folded, as compared to the Eastern Footwall 100 Lodes, which have been the mainstay of ore mined at Cosmo. The Sliver and 100 Lodes are important ore sources and the best gold endowed mineralization at Cosmo. Recent drilling has confirmed that the two folds of the Sliver change amplitude and geometry northwards along strike with the Whip Fold waning by 2200mN. In contrast, the Mulga Fold increases to a height of at least 120m and remains open.

A total of 36 holes were completed from the 640 Drill Drive to target the Sliver Lode to 2,240mN. This resulted in significant high-grade drill results, including 8.76 g/t Au over 7.55m (ETW 6.8m) in hole CE64062 and 3.61 g/t Au over 14.4 m (ETW 12.4m) in hole CE64073. Results to date support the continuity of Sliver Lode mineralization and potential to extend Mineral Resources down plunge (Figure 5a).

An approximate 30m north-south x 25m vertically spaced drill intercepts now exists along most parts of the Sliver Lode between 1,990N and 2,200N. The Mulga Fold’s vertical extents remain open to the North with strong exploration potential for gold mineralization to continue down plunge. Currently one drill rig is testing the Sliver Lode northwards to approximately 2,300mN (Figures 1 & 2) and the results will be used to provide support for future growth drilling programs and mine infrastructure planning.

Redbelly Lode

Located immediately below the F1 Fault, the Redbelly Lode was initially identified as a disconnected, high-grade zone by drill results obtained from drilling the Eastern Footwall Lodes at depth. However, after the completion of several holes targeting the Sliver Lode from the 640 Drill Drive, the newly discovered Redbelly Lode was highlighted as having significant potential for future mining. Due to the proximity of the Redbelly Lode, whose uppermost most part is located only 25m from existing underground development, additional drilling verified the inclusion of this area into future mine plans.

A total of 27 holes have been drilled into the Redbelly Lode. In May 2016, a drill program was initiated to test the up and down plunge extensions of this lode, with positive results indicating the potential to extend the mineralization through addition drilling. Positive results including 2.34 g/t Au over 8.1m (ETW 7.4m) in hole CE70003 indicates that the upper parts of the lode are open for potential mining and could be readily accessed from the existing 700mL development. Other significant intercepts for the Redbelly Lode include 5.18 g/t Au over 8.75m (ETW 6.8m) in hole CE64070 and 4.29 g/t over 11.8m (ETW 10.0m) in hole CE64064 (Figure 5b).

Taipan Lode

As with the Redbelly Lode, the discovery of the Taipan Lode was identified through drilling that was targeting the Sliver Lode from the 640 Drill Drive. Drilling to date indicates that the Taipan mineralization is high-grade and of widths amenable for underground mining. The northern extension of this lode is approximately 20m from the planned Sliver access development. Additional drilling is required into this newly discovered lode ahead of resource modelling before it can be included in near-term mine planning.

Present drilling through the Taipan Lode has returned several high-gold grades across the folded mineralized horizon, with a total of 8 holes confirming the lode. Significant drill results for the Taipan Lode include: 6.23g/t Au(1) over 21.45m (ETW 9.0m) in hole CE64083 (including 11.34 g/t Au(1) over 10.15 m (ETW 4.3m)), 12.07 g/t Au over 5.2 m ((ETW 2.9m) including 101 g/t Au over 0.4 m (ETW 0.2m)) in hole CE64087, 5.86 g/t Au over 13.15m (ETW 5.9m) in hole CE64078, and 8.92 g/t Au over 5.8m (ETW 3.3m) in hole CE64086. Additional drilling is ongoing to assess the Taipan Lode for its mining potential (Figure 5c).

To view a PDF of the tables and figures as referenced in this News Release please go to the following links:

http://media3.marketwire.com/docs/newmarket_gold_aug22_tables1-2.pdf

http://media3.marketwire.com/docs/newmarket_gold_aug22_figures1-6.pdf

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, NT Geology Manager, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.

President & Chief Executive Officer

For further information, please contact:

Ryan King
Vice President, Investor Relations
Newmarket Gold, Inc.
T: 778.372.5611
E: rking@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket Gold is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth, focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.